Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements have been prepared by management and approved by the Board of Directors of the Company. The Consolidated Financial Statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the Consolidated Financial Statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s Annual Report on Internal Control Over Financial Reporting” on page 32 of the 2009 Annual Management’s Discussion and Analysis. Management is also responsible for the preparation and presentation of other financial information included in the 2009 Annual Report and its consistency with the Consolidated Financial Statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Consolidated Financial Statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the Consolidated Financial Statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The Consolidated Financial Statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the Consolidated Financial Statements of the Company. In addition, our auditors have issued an attestation report on the Company’s internal controls over financial reporting as at October 4, 2009. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Laurence G. Sellyn)

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer

December 9, 2009

GILDAN 2009 REPORT TO SHAREHOLDERS P.43

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited the accompanying consolidated balance sheets of Gildan Activewear Inc. (the "Company") and subsidiaries as at October 4, 2009 and October 5, 2008 and the related consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended October 4, 2009, October 5, 2008 and September 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as at October 4, 2009 and October 5, 2008, and the results of their operations and their cash flows for the years ended October 4, 2009, October 5, 2008 and September 30, 2007, in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as at October 4, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 8, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants
Montréal, Canada
December 8, 2009

*	CA Auditor permit no 20408

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

GILDAN 2009 REPORT TO SHAREHOLDERS P.44

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited Gildan Activewear Inc.'s (the "Company") internal control over financial reporting as at October 4, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over the financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at October 4, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 8, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants
Montréal, Canada
December 8, 2009

*	CA Auditor permit no 20408

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. KPMG Canada provides services to KPMG LLP.

GILDAN 2009 REPORT TO SHAREHOLDERS P.45

CONSOLIDATED FINANCIAL STATEMENTS
GILDAN ACTIVEWEAR INC. CONSOLIDATED BALANCE SHEETS As at October 4, 2009 and October 5, 2008 (in thousands of U.S. dollars)

	2009	2008
		(recast-note 1(b))

Current assets:
Cash and cash equivalents	$99,732	$12,357
Accounts receivable	166,762	215,833
Inventories (note 3)	301,867	316,172
Prepaid expenses and deposits	11,604	10,413
	579,965	554,775

Property, plant and equipment (note 4)	414,538	436,516
Intangible assets (note 5)	56,757	59,954
Other assets (note 6)	9,985	17,277
Assets held for sale (note 16)	6,544	10,497
Goodwill (note 2)	6,709	6,709
Future income taxes (note 14)	7,910	9,283

Total assets	$1,082,408	$1,095,011

Current liabilities:
Accounts payable and accrued liabilities	$124,378	$149,344
Income taxes payable	11,822	46,627
Current portion of long-term debt (note 8)	2,803	3,556
	139,003	199,527

Long-term debt (note 8)	1,584	49,448
Future income taxes (note 14)	23,764	27,331
Non-controlling interest in consolidated joint venture	7,272	7,162

Commitments and contingencies (note 12)

Shareholders' equity (note 9):
Share capital	93,042	89,377
Contributed surplus	6,976	6,728

Retained earnings	784,519	689,190
Accumulated other comprehensive income	26,248	26,248
	810,767	715,438
	910,785	811,543

Total liabilities and shareholders' equity	$1,082,408	$1,095,011

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: William D. Anderson)
Director	Director
Glenn J. Chamandy	William D. Anderson

GILDAN 2009 REPORT TO SHAREHOLDERS P.46

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Years ended October 4, 2009, October 5, 2008 and September 30, 2007
(in thousands of U.S. dollars, except per share data)

	2009	2008	2007
		(recast-note 1)	(recast-note 1)

Net sales	$1,038,319	$1,249,711	$964,429
Cost of sales	807,986	911,242	705,546

Gross profit	230,333	338,469	258,883

Selling, general and administrative expenses	134,785	142,760	99,926
Restructuring and other charges (note 16)	6,199	5,489	28,012

Operating income	89,349	190,220	130,945

Financial (income) expense, net (note 19(b))	(304)	9,240	5,420
Non-controlling interest in consolidated joint venture	110	230	1,278

Earnings before income taxes	89,543	180,750	124,247
Income taxes (note 14)	(5,786)	34,400	(4,815)

Net earnings and comprehensive income	$95,329	$146,350	$129,062

Earnings per share (note 15):
Basic EPS	$0.79	$1.21	$1.07
Diluted EPS	0.79	1.20	1.06

See accompanying notes to consolidated financial statements.

GILDAN 2009 REPORT TO SHAREHOLDERS P.47

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY Years ended October 4, 2009, October 5, 2008 and September 30, 2007 (in thousands or thousands of U.S. dollars)

				Accumulated
				other		Total
	Share capital		Contributed	comprehensive	Retained	shareholders'
	Number	Amount	surplus	income	earnings	equity

Balance, October 1, 2006, as previously reported	120,228	$86,584	$2,365	$26,248	$415,368	$530,565

Cumulative effect of adopting a new accounting policy (note 1(b))	-	-	-	-	(1,590)	(1,590)

Balance, October 1, 2006, as recast	120,228	86,584	2,365	26,248	413,778	528,975

Stock-based compensation related to stock options and Treasury restricted share units	-	-	1,814	-	-	1,814
Shares issued under employee share purchase plan	18	530	-	-	-	530
Shares issued pursuant to exercise of stock options	149	786	-	-	-	786
Shares issued pursuant to vesting of Treasury restricted share units	27	226	(226)	-	-	-
Share repurchases	(3)	(65)	-	-	-	(65)
Net earnings, recast (note 1(b))	-	-	-	-	129,062	129,062

Balance, September 30, 2007, as recast	120,419	$88,061	$3,953	$26,248	$542,840	$661,102

Stock-based compensation related to stock options and Treasury restricted share units	-	-	2,965	-	-	2,965
Shares issued under employee share purchase plan	21	720	-	-	-	720
Shares issued pursuant to exercise of stock options	81	418	-	-	-	418
Shares issued pursuant to vesting of Treasury restricted share units	15	190	(190)	-	-	-
Share repurchases	-	(12)	-	-	-	(12)
Net earnings, recast (note 1(b))	-	-	-	-	146,350	146,350

Balance, October 5, 2008, as recast	120,536	$89,377	$6,728	$26,248	$689,190	$811,543

Stock-based compensation related to stock options and Treasury restricted share units	-	-	3,007	-	-	3,007
Shares issued under employee share purchase plan	58	781	-	-	-	781
Shares issued pursuant to exercise of stock options	54	125	-	-	-	125
Shares issued pursuant to vesting of Treasury restricted share units	315	2,759	(2,759)	-	-	-
Net earnings	-	-	-	-	95,329	95,329

Balance, October 4, 2009	120,963	$93,042	$6,976	$26,248	$784,519	$910,785

See accompanying notes to consolidated financial statements.

GILDAN 2009 REPORT TO SHAREHOLDERS P.48

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended October 4, 2009, October 5, 2008 and September 30, 2007 (in thousands of U.S. dollars)

	2009	2008	2007
		(recast-note 1(b))	(recast-note 1(b))
Cash flows from (used in) operating activities:
Net earnings	$95,329	$146,350	$129,062
Adjustments for:
Depreciation and amortization (note 17(b))	65,407	57,135	37,268
Variation of depreciation included in inventories (note 17(b))	(2,437)	(957)	(1,837)
Restructuring charges related to assets held for sale and property, plant and equipment (note 16)	976	2,174	5,523
Loss on disposal of property, plant and equipment	561	1,369	332
Stock-based compensation costs	3,007	2,965	1,814
Future income taxes (note 14)	(2,434)	(15,885)	(8,919)
Non-controlling interest	110	230	1,278
Unrealized net (gain) loss on foreign exchange and financial derivatives	(1,012)	(2,222)	3,226
	159,507	191,159	167,747
Changes in non-cash working capital balances:
Accounts receivable	48,351	10,263	(34,919)
Inventories	16,742	(31,178)	(37,473)
Prepaid expenses and deposits	(1,191)	(881)	(2,202)
Accounts payable and accrued liabilities	(22,731)	25,700	(4,800)
Income taxes payable	(31,499)	43,802	343
	169,179	238,865	88,696

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under revolving long-term credit facility	(45,000)	(4,000)	49,000
Decrease in bank indebtedness	-	(2,739)	(3,500)
Increase in other long-term debt	44	2,805	-
Repayment of other long-term debt	(3,661)	(5,461)	(23,201)
Proceeds from the issuance of shares	906	1,138	1,316
Repurchase of shares	-	(12)	(65)
	(47,711)	(8,269)	23,550

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(44,938)	(97,030)	(134,282)
Business acquisition (note 2)	(1,196)	(126,819)	-
Restricted cash related to business acquisition (note 2)	3,958	(10,000)	-
Proceeds on disposal of assets held for sale	6,349	3,736	6,668
Net decrease (increase) in other assets	1,629	2,826	(4,608)
	(34,198)	(227,287)	(132,222)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	105	(202)	219
Net increase (decrease) in cash and cash equivalents during the year	87,375	3,107	(19,757)

Cash and cash equivalents, beginning of year	12,357	9,250	29,007
Cash and cash equivalents, end of year	$99,732	$12,357	$9,250

Supplemental disclosure of cash flow information (note 17(a))

See accompanying notes to consolidated financial statements.

GILDAN 2009 REPORT TO SHAREHOLDERS P.49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended October 4, 2009, October 5, 2008 and September 30, 2007
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

Gildan Activewear Inc. (the "Company") is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28. All references to 2009, 2008 and 2007 represent the fiscal years ended October 4, 2009, October 5, 2008 and September 30, 2007, respectively.

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles. The Company’s functional currency is the U.S. dollar. The principal accounting policies of the Company are summarized as follows:

(a)

Basis of presentation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The consolidated financial statements also include the accounts of a yarn spinning joint venture with Frontier Spinning Mills, Inc., CanAm Yarns LLC (“CanAm”), as the Company is considered the primary beneficiary of this entity. All significant intercompany balances and transactions have been eliminated on consolidation.

Statement of earnings classification:

Effective the first quarter of fiscal 2009, the Company changed certain classifications of its statement of earnings and comprehensive income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is now included in cost of sales. The remaining depreciation and amortization expense has been reclassified to selling, general and administrative expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the statement of earnings and comprehensive income. In addition, the Company reclassified certain other items in its statement of earnings and comprehensive income. Outbound freight to customers, previously classified within selling, general and administrative expenses, is now reported within cost of sales. Also, a new caption is now presented for financial expenses and income, which includes interest income and expenses (including mark-to-market adjustments of interest rate swap contracts), foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses were previously included in cost of sales. Other financial charges were previously reflected in selling, general and administrative expenses. For the year ended October 5, 2008 these changes in classification have resulted in a decrease of $63.8 million (2007 - $47.8 million) and $8.7 million (2007 - $11.1 million) in gross profit and selling, general and administrative expenses, respectively, compared to the amounts previously reported. The decrease of $63.8 million (2007 - $47.8 million) in gross profit is due to reclassifications of $44.1 million (2007 - $30.4 million) of depreciation and amortization expense, $20.6 million (2007 - $16.7 million) of outbound freight to customers less $0.9 million (2007 – plus $0.7 million of foreign exchange gain) of foreign exchange loss and other financial income. There was no impact on net earnings as a result of these changes in classification.

GILDAN 2009 REPORT TO SHAREHOLDERS P.50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(b)

Adoption of new accounting standards:

Inventories:

Effective the commencement of its 2009 fiscal year, the Company adopted CICA Handbook Section 3031, Inventories, which replaced Section 3030, Inventories, and harmonized the Canadian standards related to inventories with International Financial Reporting Standards (IFRS). This Section, which was issued in June 2007, provides changes to the measurement of, and more extensive guidance on, the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; clarifies that major spare parts not in use should be included in property, plant and equipment; and expands the disclosure requirements to increase transparency. The Company compared the requirements of this new Section with its current measurement and determination of costs and concluded that the new Section did not have a significant impact on the results of operations. The Company previously included and will continue to include the amount of depreciation related to manufacturing activities as a component of the cost of inventories. However, the new Section requires depreciation expense related to inventories which have been sold to be presented in cost of sales. As a result, effective the first quarter of fiscal 2009, depreciation expense related to manufacturing activities was reclassified to cost of sales.

See the section, Statement of earnings classification, in note 1(a) above and note 3 for the new disclosure requirements related to the adoption of Section 3031.

General Standards of Financial Statement Presentation:

Effective the commencement of its 2009 fiscal year, the Company adopted the amendment of CICA Handbook Section 1400, General Standards of Financial Statement Presentation, which is effective for fiscal year’s beginning on or after October 1, 2008 and which includes requirements to assess and disclose the Company’s ability to continue as a going concern. The adoption of the amended Section did not have an impact on the consolidated financial statements of the Company.

Goodwill and intangible assets:

In February 2008, Canada’s Accounting Standard’s Board (AcSB) issued CICA Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. This Section applies to annual financial statements relating to the Company’s fiscal year beginning on October 6, 2008 and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Company deferred and amortized plant start-up costs on a straight-line basis over two years. The impact of adopting this Section, on a retrospective basis, was an increase of $1.8 million in net earnings for fiscal 2008 (increase of $0.01 in basic and diluted earnings per share), and a decrease in net earnings of $1.0 million for fiscal 2007 (decrease of $0.01 in basic and diluted earnings per share). The adoption of this Section also resulted in a decrease of $0.8 million in other assets as at October 5, 2008 and a decrease of $1.6 million in shareholders’ equity as at October 1, 2006.

Credit risk and the fair value of financial assets and financial liabilities:

On January 20, 2009, the Emerging Issues Committee (EIC) of the AcSB issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009 and was applicable to the Company for its second quarter of fiscal 2009 with retrospective application, if any, to the beginning of its current fiscal year. The adoption of EIC 173 did not have an impact on the consolidated financial statements of the Company.

GILDAN 2009 REPORT TO SHAREHOLDERS P.51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(b)	Adoption of new accounting standards (continued):

Financial Instruments – Disclosures:

In June 2009, the AcSB issued amendments to CICA Handbook Section 3862, Financial Instruments – Disclosures in order to align with International Financial Reporting Standard IFRS 7, Financial Instruments: Disclosures. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure. The amendments establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. The amendments apply to annual financial statements relating to fiscal years ended after September 30, 2009 and are applicable to the Company as at October 4, 2009. The amended Section relates to disclosure only and did not impact the financial results of the Company. As at October 4, 2009, the Company held no assets or liabilities required to be measured at fair value except for cash and cash equivalents which was measured using Level 2 inputs in the fair value hierarchy.

(c)	Future accounting standards:

Business combinations:

In January 2009, the AcSB issued CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to IFRS 3, Business Combinations (January 2008). The new Section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination. The new Section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100 percent of the equity interest in the acquiree is owned at the acquisition date. The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date. Subsequent changes in fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price. Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting. Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. This new Section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption. The Company is currently considering early adoption of Section 1582.

Consolidated financial statements and non-controlling interests:

In January 2009, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-Controlling Interests, which together replace Section 1600, Consolidated Financial Statements. These two Sections are the equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008) under IFRS. Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The new Sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's identifiable net assets. The new Sections also require non-controlling interest to be presented as a separate component of shareholders' equity. Under Section 1602, non-controlling interest in income is not deducted in arriving at consolidated net income or other comprehensive income. Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interests based on relative ownership interests. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582. Earlier adoption is permitted which would be effective as of the beginning of the fiscal year of adoption. The Company is currently considering early adoption of Section 1582, which would result in the reclassification of the non-controlling interest in consolidated joint venture from a separate item on the consolidated balance sheet to a separate component of shareholders’ equity for all periods presented.

GILDAN 2009 REPORT TO SHAREHOLDERS P.52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(c)	Future accounting standards (continued):

International Financial Reporting Standards

In February 2008, the AcSB confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company has completed its initial phase, comprised of a diagnostic process, which involved a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with currently issued IFRS. The identified differences are being analyzed and will be addressed according to the level of impact they will have on the key elements of the transition plan. These key elements include: accounting policies, including choices among policies permitted under IFRS; information technology and data systems; internal control over financial reporting; disclosure controls and procedures, including investor relations and external communications plans; and business activities.

As the IFRS transition plan progresses, the Company will continue to report on the status of the transition plan and provide more detailed information of the impact on the key elements indicated above.

(d)	Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

(e)	Inventories:

Inventories are stated at the lower of First-In First-Out cost and net realizable value. Inventory costs include the purchase price and other costs directly related to the acquisition of materials. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Normal capacity is the average production expected to be achieved over a number of periods under normal circumstances.

(f)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets at the following annual rates:

Asset	Rate
Buildings and improvements	2 1/2% to 20%
Equipment	10% to 25%

Assets not in service include expenditures incurred to date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date. Depreciation on these assets commences when the assets are put into service.

The cost of information technology projects including internally developed software is capitalized and included in equipment commencing at the point at which conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects where it believes that future economic benefits are less than probable. The costs of information technology projects that are capitalized include the cost of software tools and licenses used in the development of the projects as well as direct payroll and consulting costs.

GILDAN 2009 REPORT TO SHAREHOLDERS P.53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)	Assets held for sale:

Long-lived assets are classified as held for sale when certain criteria are met, which include: the Company’s commitment to a plan to sell the assets; the assets are available for immediate sale in their present condition; an active program to locate buyers and other actions to sell the assets have been initiated; the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year; the assets are being actively marketed at reasonable prices in relation to their fair value; and it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

The Company measures assets held for sale at the lower of carrying amount or fair value less cost to sell. These assets are not depreciated.

(h)	Intangible assets:

Intangible assets, which consist of acquired customer contracts and customer relationships, are being amortized on a straight-line basis over a period of twenty years.

(i)	Goodwill:

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of a reporting unit exceeds the estimated fair value of the reporting unit, an impairment loss is recognized in an amount equal to the excess of the carrying value over the fair value of the goodwill, if any.

(j)	Impairment of long-lived assets:

Long-lived assets, consisting of property, plant and equipment and intangible assets with finite lives, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of the impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset.

(k)	Foreign currency translation:

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than U.S. dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items, denominated in currencies other than U.S. dollars, are translated at the rates prevailing at the respective transaction dates. Income and expenses, denominated in currencies other than U.S. dollars, are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings. The Company does not currently have any self-sustaining foreign subsidiaries.

(l)	Revenue recognition:

Revenue is recognized upon shipment of products to customers, since title passes upon shipment, and when the selling price is fixed or determinable. At the time of sale, estimates are made for customer price discounts and volume rebates based on the terms of existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience, current trends and other known factors, and exclude sales taxes.

(m)	Trade accounts receivable:

Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to reflect expected credit losses. We provide for bad debts based on collection history and specific risks identified on a customer-by-customer basis. Uncollected accounts are written off through the allowance for doubtful accounts.

GILDAN 2009 REPORT TO SHAREHOLDERS P.54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(n)	Cost of sales and gross profit:

Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, transportation costs incurred until the receipt of finished goods at the Company’s distribution facilities, and outbound freight to customers. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfer of inventories and customs and duties.

Gross profit is the result of sales less cost of sales. The Company’s gross profit may not be comparable to this metric as reported by other companies, since some entities exclude depreciation expense and outbound freight to customers from cost of sales.

(o)	Selling, general and administrative expenses:

Selling, general and administrative (SG&A) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of customer-related intangible assets and bad debt expense.

(p)	Advertising and product introduction expenditures:

Advertising and co-op advertising expenses are expensed as incurred in selling, general and administrative expenses. Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue when incurred unless the Company receives a benefit over a period of time and certain other criteria are met, such as recoverability and enforceability. In this case, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(q)	Cotton and yarn procurements:

The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(r)	Financial instruments and hedging relationships:

All financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net earnings in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

GILDAN 2009 REPORT TO SHAREHOLDERS P.55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(r)	Financial instruments and hedging relationships (continued):

Derivative instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in net earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a cash flow hedge, when hedging instruments become ineffective before their maturity or the hedging relationship is terminated, any gains, losses, revenues or expenses associated with the hedging item that had previously been recognized in other comprehensive income as a result of applying hedge accounting are carried forward to be recognized in net earnings in the same period as the hedged item affects net earnings to the extent that it is probable that the forecasted cash flows will occur. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in net earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net earnings.

The Company has classified cash equivalents as held-for-trading. The Company has also classified accounts receivable as loans and receivables, and accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in exchange rates, commodity prices and interest rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

When the Company utilizes derivatives in hedge accounting relationships, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items.

As at October 4, 2009, there were no derivative financial instruments outstanding. As at October 5, 2008, all forward foreign exchange contracts were reported on a mark-to-market basis, and the gains or losses were included in net earnings. The Company elected not to apply hedge accounting for these derivatives.

(s)	Comprehensive income:

Comprehensive income, which consists of net earnings and other comprehensive income, is defined as the change in shareholders’ equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles and includes unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation gains and losses arising from self- sustaining foreign subsidiaries and changes in the fair value of the effective portion of qualifying cash flow hedging instruments.

(t)	Income taxes:

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and a valuation allowance is provided to the extent that it is determined that it is no longer more likely than not that the asset will be realized.

GILDAN 2009 REPORT TO SHAREHOLDERS P.56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(t)	Income taxes (continued):

The Company’s income tax provision is based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. The Company recognizes the benefits of uncertain tax filing positions in its financial statements when it is considered likely that the tax position will be sustained upon examination by tax authorities, including the resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized from such positions are measured at the best estimate of the amounts expected to be realized upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes. Previously recognized tax benefits relating to uncertain tax filing positions are derecognized if it becomes likely that the Company’s tax position will no longer be upheld.

(u)	Stock-based compensation and other stock-based payments:

The Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury restricted share units, compensation cost is measured at the fair value at the date of grant, net of estimated forfeitures, and is expensed over the award's vesting period. For non-Treasury restricted share units, the compensation cost is ultimately measured based on the market price of the Company's shares at the vesting date, net of estimated forfeitures, and is recognized by amortizing the cost over the vesting period. The offsetting liability is marked to the underlying market price until the vesting date with any changes in the market value of the Company's shares resulting in a change in the measure of compensation cost for these awards until vested, which is recorded in the periods in which these changes occur.

For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

(v)	Employee future benefits:

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.

The Company maintains a liability for statutory severance and pre-notice benefit obligations for active employees located in the Caribbean Basin and Central America which is payable to the employees in a lump sum upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

(w)	Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options and the issuance of Treasury restricted share units, if dilutive.

The number of additional shares is calculated by assuming that all outstanding options are exercised and all outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation which is considered to be assumed proceeds under the treasury stock method, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized stock-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

GILDAN 2009 REPORT TO SHAREHOLDERS P.57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES (continued):

(x)	Environmental expenditures:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that extend the life of the related property or mitigate or prevent future environmental contamination are capitalized in property, plant and equipment and are generally amortized over the remaining useful life of the underlying asset. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

The Company may be obliged to incur certain costs should it decide to discontinue some of its activities. There were no liabilities recorded for such costs in the consolidated balance sheets because the Company plans to continue its activities for an indefinite period, and the information available is insufficient to reasonably estimate a schedule for future asset retirement. Where there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its estimated fair value and a corresponding asset retirement cost is added to the carrying value of the related asset and amortized over the remaining life of the underlying asset. The Company had no asset retirement obligations as at October 4, 2009 and October 5, 2008.

(y)	Business acquisitions:

The Company accounts for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. When the amounts assigned to identifiable net assets exceed the cost of the purchase, resulting in negative goodwill, the excess is applied, to the extent possible, to certain non-current assets, with the balance recorded as an extraordinary gain.

(z)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ materially from those estimates.

Significant areas requiring the use of management estimates and assumptions include the allowance for doubtful accounts, inventory valuation, income tax assets and liabilities, accruals for sales promotional programs, the fair value of identifiable tangible and intangible assets acquired in a business combination, impairment of assets and the recoverability of long-lived assets.

2. BUSINESS ACQUISITION:

On October 15, 2007, the Company acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (“Prewett”), a U.S. supplier of basic family socks primarily to U.S. mass-market retailers. The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.

The aggregate purchase price of $128.0 million was comprised of cash consideration of $125.3 million, a deferred payment of $1.2 million, which was disbursed in the fourth quarter of fiscal 2009, and transaction costs of $1.5 million. The purchase agreement provides for an additional purchase consideration of up to $10.0 million contingent on specified future events. This amount was paid into escrow by the Company, but events occurring subsequent to the acquisition have resulted in a reduction of the contingent purchase price and escrow balance to $6.0 million as at October 4, 2009. The escrow deposit of $6.0 million (October 5, 2008 - $10.0 million) is included in other assets on the consolidated balance sheet. The remaining contingent purchase price may be subject to further reductions during fiscal 2010 and 2011. Any further purchase price consideration paid by the Company will be accounted for as additional goodwill.

The Company accounted for this acquisition using the purchase method and the results of Prewett have been consolidated with those of the Company from the date of acquisition. The Company has allocated the purchase price to the assets acquired based on their fair values and taking into account all relevant information available at that time.

GILDAN 2009 REPORT TO SHAREHOLDERS P.58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. BUSINESS ACQUISITION (continued):

The following table summarizes the estimated fair value of assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$28,228
Inventories	44,074
Prepaid expenses	1,573
Property, plant and equipment	26,202
Customer contracts and customer relationships	61,000
Other assets	196
161,273
Liabilities assumed:
Bank indebtedness	(2,739)
Accounts payable and accrued liabilities	(12,800)
Future income taxes	(24,428)
(39,967)
Net identifiable assets acquired	121,306
Goodwill	6,709
Purchase price	$128,015

Consideration:
Cash	$125,294
Transaction costs	1,525
Deferred payment disbursed in fiscal 2009	1,196
$128,015

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness assumed at the date of acquisition. Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

3. INVENTORIES:

Inventories were comprised of the following:

	2009	2008

Raw materials and spare parts inventories	$43,078	$59,742
Work in process	24,576	29,086
Finished goods	234,213	227,344
	$301,867	$316,172

The amount of inventory recognized as an expense and included in cost of sales was $795.0 million (2008 - $890.6 million), which included an expense of $8.1 million (2008 - $9.4 million), related to the write-down of slow-moving or obsolete inventory.

GILDAN 2009 REPORT TO SHAREHOLDERS P.59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. PROPERTY, PLANT AND EQUIPMENT:

		Accumulated	Net book
2009	Cost	depreciation	value

Land	$17,152	$-	$17,152
Buildings and improvements	146,823	34,798	112,025
Equipment	460,616	200,438	260,178
Assets not in service	25,183	-	25,183
	$649,774	$235,236	$414,538

		Accumulated	Net book
2008	Cost	depreciation	value

Land	$19,110	$-	$19,110
Buildings and improvements	151,989	35,066	116,923
Equipment	420,893	141,960	278,933
Assets not in service	21,550	-	21,550
	$613,542	$177,026	$436,516

Assets not in service include expenditures incurred to date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date.

5. INTANGIBLE ASSETS:

		2009	2008

Customer contracts and customer relationships		$63,526	$63,526
Accumulated amortization		(6,769)	(3,572)
		$56,757	$59,954

6. OTHER ASSETS:

		2009	2008

Long-term prepaid expenses and other		$2,689	$5,529
Long-term non-trade receivable		1,254	1,748
Restricted cash related to the acquisition of Prewett (note 2)		6,042	10,000
		$9,985	$17,277

7. REVOLVING LINE OF CREDIT:

The Company's joint venture, CanAm, has a revolving line of credit in the amount of $4.0 million. The borrowings are due on demand and bear interest at 30-day LIBOR plus 2.0% (2.26% at October 4, 2009; 4.49% at October 5, 2008). The line of credit is secured by a first ranking security interest on the assets of CanAm. There were no amounts drawn under the line of credit at October 4, 2009 (2008 – nil).

GILDAN 2009 REPORT TO SHAREHOLDERS P.60

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM DEBT:

	2009	2008

Secured:

Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 2.50% (2.76% at October 4, 2009; 4.99% at October 5, 2008) maturing in September 2012; secured by assets (b)	$3,162	$4,889

Municipal bonds, repayable in annual instalments, bearing interest at variable rates (3.05% at October 4, 2009; 2.60% at October 5, 2008) maturing in January 2010; secured by building and equipment (c)	714	1,429

Other term loans and notes payable to bank which matured during the year	-	478
	3,876	6,796

Current portion of secured debt	2,348	2,827
	$1,528	$3,969

Unsecured:
Revolving term credit facility (a)	$-	$45,000
Term loans, bearing interest at rates up to 4% per annum, maturing at various dates through 2011	511	1,208
	511	46,208

Current portion of unsecured debt	455	729
	56	45,479

Total secured and unsecured long-term debt	$1,584	$49,448

(a)

The Company has a committed revolving term credit facility for a maximum of $400.0 million, which matures in June 2013. The facility is unsecured. There were no amounts drawn under this facility at October 4, 2009 (2008 - $45.0 million). In addition, an amount of $0.2 million (2008 - $3.6 million) has been committed against this facility to cover various letters of credit as described in note 13.

(b)

The term loan has been entered into by CanAm. The property, plant and equipment of CanAm serve as collateral for the long-term borrowings of CanAm. Other creditors of CanAm do not have any recourse to the general credit of the Company.

(c)

As a result of the acquisition of Kentucky Derby Hosiery Co., Inc. (“Kentucky Derby”) in fiscal 2006, the Company assumed the obligations entered into by Kentucky Derby. The property, plant and equipment of Kentucky Derby serve as collateral for the long-term borrowings of Kentucky Derby.

Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain financial covenants. The Company was in compliance with all of these financial covenants as at October 4, 2009 and October 5, 2008.

GILDAN 2009 REPORT TO SHAREHOLDERS P.61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. LONG-TERM DEBT (continued):

Principal payments due on long-term debt as at October 4, 2009 are as follows:

Fiscal year

2010	$2,803
2011	1,584
$4,387

9. SHAREHOLDERS’ EQUITY:

(a)

The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)

On May 2, 2007, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares, to shareholders of record on May 18, 2007. All share and per share data in these consolidated financial statements reflect the effect of the stock split on a retroactive basis.

(c)	Accumulated other comprehensive income:

At the commencement of fiscal 2004, the Company adopted the U.S. dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26.2 million, which is reflected in the accumulated other comprehensive income.

(d)	Share capital:

Authorized:

First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at October 4, 2009 and October 5, 2008 none of the first and second preferred shares were issued. Common shares, authorized without limit as to number and without par value.

Issued:
As at October 4, 2009 there were 120,963,028 (2008 - 120,536,501) common shares issued and outstanding.

10. STOCK-BASED COMPENSATION:

(a)	Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Shares purchased under the plans prior to January 1, 2008 must be held for a minimum of one year. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 2,800,000 common shares for issuance under the plans. As at October 4, 2009, a total of 219,353 (2008 - 161,746) shares were issued under these plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2008 - $0.1 million; 2007 - $0.1 million) relating to the employee share purchase plans.

GILDAN 2009 REPORT TO SHAREHOLDERS P.62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. STOCK-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units:

The Company’s Long Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs") and non- dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at October 4, 2009, 3,404,045 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options vest equally beginning on and after the second, third, fourth and fifth anniversary of the grant date and expire no more than seven or ten years after the date of the grant.

Changes in outstanding stock options were as follows:

		Weighted average
		Number	exercise price
		(in Canadian dollars)

Options outstanding, September 30, 2007		852	$10.08
Granted		128	39.37
Exercised		(81)	5.32
Forfeited		(21)	32.85
Options outstanding, October 5, 2008		878	14.23
Granted		233	23.48
Exercised		(54)	2.58
Forfeited		(47)	30.75
Options outstanding, October 4, 2009		1,010	$16.21

The weighted average fair value of each option granted in fiscal 2009 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	3.06%	4.17%	3.90%
Expected volatility	34.98%	30.73%	29.00%
Expected life	5.25 years	4.68 years	4.66 years
Expected dividend yield	-	-	-

The grant date weighted average fair value of options granted in fiscal 2009 was $9.24 (2008 – $13.02; 2007 – $7.70).

GILDAN 2009 REPORT TO SHAREHOLDERS P.63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. STOCK-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

The following table summarizes information about stock options outstanding and exercisable at October 4, 2009:

			Options outstanding		Options exercisable
			Weighted
Range of exercise		Weighted average	average remaining		Weighted average
prices	Number	exercise price	contractual life (yrs)	Number	exercise price
(in Canadian dollars)		(in Canadian dollars)			(in Canadian dollars)

$ 5.00 - $ 5.39	63	$5.25	2.09	63	$5.25
$ 6.06 - $ 6.88	301	6.34	0.98	301	6.34
$ 8.64 - $ 8.70	208	8.64	1.37	208	8.64
$11.41 - $23.49	214	23.48	6.01	-	-
$27.17 - $39.39	224	32.61	4.44	87	30.69
	1,010	$16.21		659	$10.17

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With the exception of a special, one-time award, which vests at the end of an eight-year period, all other Treasury RSUs awarded to date vest at the end of a five-year vesting period. The vesting of 50% of the Treasury RSUs are dependent upon the fiscal performance of the Company relative to a benchmark group of Canadian publicly listed companies. Compensation expense relating to the Treasury RSUs is recognized in the financial statements over the vesting period based on the fair value of the Treasury RSUs on the date of the grant and estimates relating to forfeitures and the probability of the performance objectives being met. The fair value of the Treasury RSUs granted is equal to the market price of the common shares of the Company at the time of grant.

Changes in outstanding Treasury RSUs were as follows:

		Weighted
		average fair
	Number	value per unit

Treasury RSUs outstanding, September 30, 2007	941	$16.13
Granted	133	29.35
Settled through the issuance of common shares	(15)	12.87
Forfeited	(81)	22.69
Treasury RSUs outstanding, October 5, 2008	978	17.43
Granted	181	11.11
Settled through the issuance of common shares	(315)	8.75
Forfeited	(86)	26.75
Treasury RSUs outstanding, October 4, 2009	758	$18.48

As at October 4, 2009, 20,000 (2008 – nil) of the outstanding Treasury RSUs were vested for which shares will be issued in December 2009. The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the options and Treasury RSUs, was $3.0 million (2008 - $3.0 million; 2007 - $1.8 million). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2009 REPORT TO SHAREHOLDERS P.64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. STOCK-BASED COMPENSATION (continued):

(b)	Stock options and restricted share units (continued):

Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, September 30, 2007	56
Granted	50
Settled	(1)
Forfeited	(6)
Non-Treasury RSUs outstanding, October 5, 2008	99
Granted	106
Settled	(3)
Forfeited	(17)
Non-Treasury RSUs outstanding, October 4, 2009	185

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company's stock price at the vesting date. As of October 4, 2009, the weighted average fair value per non-Treasury RSU was $18.55. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As at October 4, 2009, 47,170 (2008 – nil) of the outstanding non-Treasury RSUs were vested, which were settled in cash subsequent to year-end.

The compensation expense included in selling, general and administrative expenses and cost of sales, in respect of the non-Treasury RSUs, was $0.8 million (2008 - $0.3 million; 2007 - $0.4 million). The total obligation under this plan as at October 4, 2009, is $1.7 million (2008 - $0.8 million) and is recorded in accounts payable and accrued liabilities.

11. DEFERRED SHARE UNIT PLAN:

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at October 4, 2009, there were 36,086 (2008 - 19,499) DSUs outstanding at a value of $0.7 million (2008 - $0.4 million). This amount is included in accounts payable and accrued liabilities. The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses.

Changes in outstanding DSUs were as follows:

Number

DSUs outstanding, September 30, 2007	11
Granted	8
DSUs outstanding, October 5, 2008	19
Granted	17
DSUs outstanding, October 4, 2009	36

GILDAN 2009 REPORT TO SHAREHOLDERS P.65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES:

(a)	The minimum annual lease payments under operating leases for premises, equipment and aircraft are approximately as follows:

Fiscal year

2010	$7,976
2011	6,760
2012	5,058
2013	4,696
2014	3,954
Thereafter	11,398
$39,842

(b)	As at October 4, 2009, there were contractual obligations outstanding of approximately $60.0 million for the acquisition of property, plant and equipment (2008 - $14.1 million).

(c)

During fiscal 2009, the United States Department of Agriculture advanced $4.3 million to CanAm in connection with a new subsidy program aimed at subsidizing qualifying capital expenditures. Amounts received under this program are initially based on U.S. cotton consumption. The assistance provided is not repayable, provided that the amounts received under the program are used to finance eligible capital expenditures over a certain period of time. As at October 4, 2009, the balance of financial assistance received in the amount of $4.1 million, which is to be disbursed no later than February 2011 to finance eligible capital expenditures, is included in accounts payable and accrued liabilities. Once the eligible capital expenditures are made, the balance included in accounts payable and accrued liabilities will be recognized as a reduction of the cost of the eligible capital expenditures.

(d)	Securities Class Actions:

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008.

The U.S. lawsuits have been consolidated, and a consolidated amended complaint was filed alleging claims under the U.S. securities laws. On July 1, 2009, the District Court granted the motion by Gildan and other defendants to dismiss the U.S. action in its entirety, holding that the consolidated amended complaint failed to adequately allege the essential elements of a claim under the applicable provisions of the U.S. securities laws, including the existence of a material misstatement and fraudulent intent. On July 17, 2009, plaintiffs filed a motion seeking reconsideration of this decision only insofar as it declined to grant plaintiffs an opportunity to file a second amended complaint. On July 31, 2009, the Company and the other defendants filed a response to plaintiffs’ motion seeking reconsideration. On December 4, 2009, the plaintiffs’ motion seeking reconsideration was denied.

In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act. A motion, along with affidavit evidence, for leave to pursue such statutory liability claims and class certification have been filed by the plaintiff. No date has been set yet for the hearing of that motion.

The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the consolidated financial statements.

GILDAN 2009 REPORT TO SHAREHOLDERS P.66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENCIES (continued):

(e)

The Company is a party to other claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

13. GUARANTEES:

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds, to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at October 4, 2009, the maximum potential liability under these guarantees was $10.0 million (2008 - $14.1 million), of which $4.7 million (2008 - $4.5 million) was for surety bonds and $5.3 million (2008 - $9.6 million) was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates up to fiscal 2010, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at October 4, 2009, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

14. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2009	2008	2007

Combined basic Canadian federal and provincial income taxes	$27,884	$56,114	$40,291

(Decrease) increase in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(32,181)	(51,292)	(38,288)
Income tax (recovery) charge for prior taxation years	(6,085)	26,906	(7,601)
Effect of non-deductible expenses and other	4,596	2,672	783
	$(5,786)	$34,400	$(4,815)

For fiscal 2009 and 2007, the income tax recoveries of $6.1 million and $7.6 million, respectively, relate to previously unrecognized tax positions of prior taxation years.

In the third quarter of fiscal 2009, the Canada Revenue Agency (CRA) completed its audit of the 2004, 2005 and 2006 taxation years and there were no significant adjustments to the Company’s income tax returns. In fiscal 2008, the CRA completed an audit of the Company’s income tax returns for the 2000, 2001, 2002 and 2003 fiscal years, the scope of which included a review of the Company’s transfer pricing and the allocation of income between the Company’s Canadian legal entity and its foreign subsidiaries. On December 10, 2008, the Company reached an agreement with CRA, which resulted in a tax reassessment related to the restructuring of its international wholesale business and the related transfer of the Company’s assets to its Barbados subsidiary, which occurred in fiscal 1999. The terms of the agreement were accounted for in fiscal 2008 through a charge to income tax expense of $26.9 million, including a provision for provincial taxes, and a reclassification of $17.3 million of future income tax liabilities to income taxes payable. There were no penalties assessed as part of the agreement, and there were no other significant income tax adjustments to reported taxable income for the years under audit. During fiscal 2009, the Company made payments of $24.8 million to the CRA and a provincial tax authority, as part of this agreement.

GILDAN 2009 REPORT TO SHAREHOLDERS P.67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. INCOME TAXES (continued):

The components of income tax (recovery) expense are as follows:

	2009	2008	2007

Current income taxes	$(3,352)	$50,285	$4,104
Future income taxes	(2,434)	(15,885)	(8,919)
	$(5,786)	$34,400	$(4,815)

As at October 4, 2009, the Company has non-capital loss carryforwards available to reduce future taxable income for Canadian, and US tax purposes of approximately CAD$9.8 million and $20.3 million, respectively, expiring between 2022 and 2029.

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2009	2008

Future income tax assets (liabilities)
Non-capital losses	$9,261	$9,442
Reserves and accruals	5,094	5,690
Other	2,653	1,910
	17,008	17,042
Valuation allowance	(2,579)	(907)
	14,429	16,135
Property, plant and equipment, intangible assets, and other	(30,283)	(34,183)
Net future income tax liability	$(15,854)	$(18,048)

Presented as:
Long-term assets	$7,910	$9,283
Long-term liabilities	(23,764)	(27,331)
	$(15,854)	$(18,048)

GILDAN 2009 REPORT TO SHAREHOLDERS P.68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. EARNINGS PER SHARE:

A reconciliation between basic and diluted earnings per share is as follows:

	2009	2008	2007

Basic earnings per share:
Basic weighted average number of common shares outstanding	120,811	120,479	120,340
Basic earnings per share	$0.79	$1.21	$1.07

Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,811	120,479	120,340
Plus dilutive impact of stock options and Treasury RSUs	624	1,143	1,198
Diluted weighted average number of common shares outstanding	121,435	121,622	121,538
Diluted earnings per share	$0.79	$1.20	$1.06

Excluded from the above calculation for the year ended October 4, 2009 are 452,093 (2008 – 125,208) stock options and 236,934 (2008 – 25,575) Treasury RSUs which were deemed to be anti-dilutive. All the stock options and Treasury RSUs outstanding for fiscal 2007 were dilutive.

16. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE:

	2009	2008	2007

Gain on disposal of assets held for sale	$(619)	$(526)	$(1,530)
Accelerated depreciation	-	-	3,493
Asset impairment loss and write-down of assets held for sale	1,595	2,700	3,560
Employee termination costs and other benefits	2,180	400	13,619
Carrying and dismantling costs associated with assets held for sale	3,120	3,470	8,870
Adjustment for employment contract	(77)	(555)	-
	$6,199	$5,489	$28,012

In fiscal 2006 and 2007, the Company announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of its corporate office. In fiscal 2008, the Company announced the consolidation of its Haiti sewing operation, which was finalized in the first half of fiscal 2009, and the planned phase out of sock finishing operations in the U.S., which was finalized in the third quarter of fiscal 2009. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.

For fiscal 2009, restructuring and other charges totalled $6.2 million which included $3.7 million for the closure of the Company's U.S. sock finishing operations in the third quarter, and $3.2 million primarily related to facility closures that occurred in previous fiscal years, including carrying costs and asset write-downs relating to assets held for sale, net of a gain of $0.6 million on the disposal of equipment.

Restructuring charges of $5.5 million in fiscal 2008 included $2.1 million relating to the consolidation of the Company's Haiti sewing operation, and $4.5 million relating to facility closures which occurred in previous fiscal years, primarily for carrying and dismantling costs associated with assets held for sale, net of a gain on disposal of assets held for sale of $0.5 million. The Company also had a recovery of $0.6 million from the obligations accrued for the employment contract with the former Chairman and Co-Chief Executive Officer of the Company.

GILDAN 2009 REPORT TO SHAREHOLDERS P.69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. RESTRUCTURING AND OTHER CHARGES, AND ASSETS HELD FOR SALE (continued):

The $28.0 million of restructuring charges incurred in fiscal 2007 relate primarily to the closures of the Company’s textile facilities in Canada and the United States and its sewing facilities in Mexico as well as the relocation of its corporate office, resulting in employee termination costs of $13.6 million, an asset impairment of $3.6 million, an accelerated depreciation charge of $3.5 million, a gain on disposal of assets held for sale of $1.5 million, and other exit costs of $8.8 million.

Assets held for sale of $6.5 million as at October 4, 2009 (October 5, 2008 - $10.5 million) include property, plant and equipment relating to the closed facilities. The Company expects to incur additional carrying costs relating to the closed facilities, which will be accounted for as restructuring charges as incurred and until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposal of the assets held for sale will also be accounted for as restructuring charges as incurred.

Accounts payable and accrued liabilities include amounts relating to restructuring activities and charges to comply with an employment contract, as follows:

Balance, September 30, 2007	$4,248
Employee termination and other benefits	400
Adjustment for employment contract	(555)
Foreign exchange adjustment	(95)
Payments	(2,005)
Balance, October 5, 2008	1,993
Employee termination and other benefits	2,180
Adjustment for employment contract	(77)
Foreign exchange adjustment	(25)
Payments	(2,385)
Balance, October 4, 2009	$1,686

17. OTHER INFORMATION:

(a)	Supplemental cash flow disclosure:

	2009	2008	2007

Cash paid during the year for:
Interest	$2,028	$7,866	$5,447
Income taxes	30,419	5,867	4,780

Balance of non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	627	1,720	2,566
Proceeds on disposal of long-lived assets in other assets	808	1,382	1,855
Proceeds on disposal of long-lived assets in accounts receivable	456	-	1,050
Business acquisition in accounts payable and accrued liabilities	-	1,196	-
Reversal of valuation allowance on acquired future tax assets	-	-	7,340

GILDAN 2009 REPORT TO SHAREHOLDERS P.70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. OTHER INFORMATION (continued):

(a)	Supplemental cash flow disclosure (continued):

	2009	2008	2007

Non-cash ascribed value credited to share capital from issuance of Treasury RSUs	2,759	190	226

Cash and cash equivalents consist of:
Cash balances with banks	$92,608	$8,068	$9,250
Short-term investments, bearing interest at rates up to 0.12% at October 4, 2009 and up to 2.22% at October 5, 2008	7,124	4,289	-
	$99,732	$12,357	$9,250

(b)	Depreciation and amortization:

	2009	2008	2007
		(recast note 1(b))	(recast note 1(b))

Depreciation and amortization of property, plant and equipment and intangible assets	$65,407	$57,135	$37,268
Adjustment for the variation of depreciation of property, plant and equipment included in inventories at the beginning and end of the period	(2,437)	(957)	(1,837)
Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$62,970	$56,178	$35,431

Consists of:
Depreciation of property, plant and equipment	$59,571	$52,887	$35,053
Amortization of intangible assets	3,197	3,070	150
Amortization of deferred financing costs and other	202	221	228
Depreciation and amortization included in the consolidated statements of earnings and comprehensive income	$62,970	$56,178	$35,431

(c)	The following items were included in the determination of the Company’s net earnings:

	2009	2008	2007

Defined contribution expense	$1,447	$1,827	$1,360
Research and development tax credits	-	-	(646)
Bad debt expense (recovery)	5,995	4,543	(1,300)

(d)

During fiscal 2009, the Company expensed $7.1 million (2008 - $6.1 million; 2007 - $4.7 million) in cost of sales, representing management’s best estimate of the cost of statutory severance and pre-notice benefit obligations accrued for active employees located in the Caribbean Basin and Central America. As at October 4, 2009, an amount of $9.5 million (2008 - $6.9 million) has been included in accounts payable and accrued liabilities.

GILDAN 2009 REPORT TO SHAREHOLDERS P.71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. RELATED PARTY TRANSACTIONS:

The Company has transactions with Frontier Spinning Mills, Inc., which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions and balances owed:

	2009	2008	2007

Transactions:
Yarn purchases	$149,754	$138,642	$103,902
Management fee expense	750	750	750

Balances outstanding:
Accounts payable and accrued liabilities	22,129	32,445	20,130

19. FINANCIAL INSTRUMENTS:

Disclosures relating to exposure to risks, in particular credit risk, liquidity risk, foreign currency risk and interest rate risk, are included in the section entitled “Financial Risk Management” of the Management’s Discussion and Analysis of the Company’s operations, performance and financial condition as at October 4, 2009, which is included in the Report to Shareholders along with these consolidated financial statements. Accordingly, these disclosures are incorporated into these consolidated financial statements by cross-reference.

(a)	Financial instruments – carrying values and fair values:

The fair values of financial assets and liabilities, together with the carrying amounts included in the consolidated balance sheets, are as follows:

		2009		2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial assets
Held-for-trading financial assets:
Cash and cash equivalents	$99,732	$99,732	$12,357	$12,357
Loans and receivables:
Accounts receivable - trade	159,645	159,645	206,276	206,276
Accounts receivable - other	7,117	7,117	9,557	9,557
Long-term non-trade receivable included in other assets	1,254	1,254	1,748	1,748
Restricted cash related to Prewett acquisition included in other assets	6,042	6,042	10,000	10,000
Forward foreign exchange contracts included in other assets	-	-	929	929

GILDAN 2009 REPORT TO SHAREHOLDERS P.72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FINANCIAL INSTRUMENTS (continued):

(a)	Financial instruments – carrying values and fair values (continued):

		2009		2008
	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial liabilities
Other financial liabilities:
Accounts payable and accrued liabilities	$124,378	$124,378	$149,344	$149,344
Long-term debt - bearing interest at variable rates:
Revolving long-term credit facility	-	-	45,000	45,000
Other long-term debt	3,876	3,876	6,318	6,318
Long-term debt - bearing interest at fixed rates	511	511	1,686	1,686

The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the balance sheet dates because of the short-term maturity of those instruments. The fair values of the long-term receivable, the restricted cash related to the acquisition of Prewett, and the Company’s interest-bearing financial liabilities also approximate their respective carrying amounts. The fair values of cash and cash equivalents and forward foreign contracts were measured using Level 2 and Level 1 inputs, respectively, in the fair value hierarchy.

(b)	Financial (income) expense, net:

	2009	2008	2007

Interest expense (i)	$1,824	$7,223	$4,898
Bank and other financial charges	1,039	946	1,239
Foreign exchange (gain) loss (ii)	(3,167)	1,071	(717)
	$(304)	$9,240	$5,420

(i)	Interest expense:

	2009	2008	2007

Interest expense on long-term debt	$1,800	$7,422	$4,997
Interest expense on short-term indebtedness	142	191	233
Interest income on held-for-trading financial assets	(103)	(413)	(460)
Interest income on loans and receivables	(80)	(80)	-
Other interest expense	65	103	128
	$1,824	$7,223	$4,898

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents invested in short-term deposits. Interest income on loans and receivables relates to interest earned on the Company’s long-term receivable included in other assets.

GILDAN 2009 REPORT TO SHAREHOLDERS P.73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. FINANCIAL INSTRUMENTS (continued):

(b)	Financial (income) expense, net (continued):

(ii)	Foreign exchange (gain) loss:

	2009	2008	2007

(Gain) loss relating to financial assets and liabilities, excluding forward foreign exchange contracts	$(220)	$674	$(1,486)
(Gain) loss relating to forward foreign exchange contracts, including amounts realized on contract maturity and changes in fair value of open positions	(82)	2,084	(1,945)
Foreign exchange (gain) loss relating to financial instruments	(302)	2,758	(3,431)
Other foreign exchange (gain) loss	(2,865)	(1,687)	2,714
	$(3,167)	$1,071	$(717)

(c)	Forward foreign exchange contracts:

As at October 4, 2009 the Company had no outstanding derivative financial instruments relating to commitments to buy and sell foreign currencies through forward foreign exchange contracts.

The following table summarizes the Company’s derivative financial instruments at October 5, 2008:

		Notional foreign	Average
		currency	exchange	Notional U.S.	Carrying and fair value
October 5, 2008	Maturity	amount	rate	equivalent	Asset	Liability

Buy CAD/Sell USD	0-6 months	5,483	0.9302	$5,100	$-	$-
Buy EUR/Sell GBP	0-6 months	962	1.3740	1,322	-	-
Sell EUR/Buy USD	0-6 months	5,650	1.4591	8,244	472	-
Sell GBP/Buy USD	0-6 months	2,951	1.9177	5,659	457	-
				$20,325	$929	$-

20. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risk.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s primary uses of capital are to finance increases in non-cash working capital and capital expenditures for capacity expansion as well as acquisitions. The Company currently funds these requirements out of its internally-generated cash flows and the periodic use of its revolving long-term bank credit facility.

GILDAN 2009 REPORT TO SHAREHOLDERS P.74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. CAPITAL DISCLOSURES (continued):

The primary measure used by the Company to monitor its financial leverage is its ratio of net debt to earnings before interest, taxes, depreciation and amortization, non-controlling interest, and restructuring and other charges (“EBITDA”), which it aims to maintain at less than 3.0:1. Net debt is computed as at the most recent quarterly balance sheet date. EBITDA is based on the last four quarters ending on the same date as the balance sheet date used to compute net debt. The computation of net debt (cash in excess of total indebtedness) and EBITDA as at October 4, 2009, October 5, 2008 and September 30, 2007 were as follows:

	2009	2008	2007

Current portion of long-term debt	$2,803	$3,556	$3,689
Long-term debt	1,584	49,448	55,971
Less: cash and cash equivalents	(99,732)	(12,357)	(9,250)
(Cash in excess of total indebtedness) net debt	$(95,345)	$40,647	$50,410

	For the last four quarters ended on
	October 4,	October 5,	September
	2009	2008	30, 2007

Net earnings	$95,329	$146,350	$129,062
Restructuring and other charges	6,199	5,489	28,012
Depreciation and amortization	65,407	57,135	37,268
Variation of depreciation included in inventories	(2,437)	(957)	(1,837)
Interest, net	1,824	7,223	4,898
Income tax (recovery) expense	(5,786)	34,400	(4,815)
Non-controlling interest in consolidated joint venture	110	230	1,278
EBITDA	$160,646	$249,870	$193,866

Net debt to EBITDA ratio	n/a	0.2:1	0.3:1

The terms of the revolving credit facility require the Company to maintain a net debt to EBITDA ratio below 3.0:1, although this limit may be exceeded under certain circumstances. The Company does not currently plan to refinance its revolving credit facility, or a portion thereof, with debt of longer maturities or to raise additional equity capital. In the first quarter of fiscal 2008, the Company used its revolving credit facility to finance the acquisition of Prewett.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company does not currently pay a dividend. However, the Company’s Board of Directors periodically evaluates the merits of introducing a dividend.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2009 REPORT TO SHAREHOLDERS P.75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SEGMENTED INFORMATION:

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

(a)	Net sales by major product group:

	2009	2008	2007

Activewear and underwear	$795,535	$957,061	$826,252
Socks	242,784	292,650	138,177
	$1,038,319	$1,249,711	$964,429

(b)	Major customers and revenues by geographic area:

(i)	The Company has two customers accounting for at least 10% of total net sales:

	2009	2008	2007

Company A	18.6%	23.1%	23.1%
Company B	15.5%	13.6%	5.3%

(ii)	Net sales were derived from customers located in the following geographic areas:

	2009	2008	2007

United States	$939,717	$1,125,961	$852,522
Canada	35,134	56,353	53,336
Europe and other	63,468	67,397	58,571
	$1,038,319	$1,249,711	$964,429

(c)	Property, plant and equipment by geographic area are as follows:

	October 4, 2009	October 5, 2008

Caribbean Basin and Central America	$324,430	$325,670
United States	67,491	83,264
Canada and other	22,617	27,582
	$414,538	$436,516

Goodwill and intangible assets relate to acquisitions located in the United States.

22. COMPARATIVE FIGURES:

Certain comparative figures in the statement of earnings and comprehensive income have been reclassified as described in note 1(a). In addition, certain other comparative figures have been adjusted to conform to the current year’s presentation including the reclassification of a non-trade accounts receivable balance of $6.3 million as at October 5, 2008 against accounts payable and accrued liabilities for which the Company has the legal right of offset and intends to settle on a net basis.

GILDAN 2009 REPORT TO SHAREHOLDERS P.76